FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date September 4, 2003

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

03-06

August 26, 2003

OTC Bulletin Board: CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

2003 UNDERGROUND MEXICO PROGRAM UPDATE

Calgary-Alberta.  Tyler Resources Inc. as operator of the Bahuerachi Project, Chihuahua, Mexico, in joint venture with CDG Investments Inc. is pleased to announce the completion of an underground sampling program on the porphyry copper-gold target extensively outlined to date, at surface.

The adit sampled during this program provided an excellent section at depth in an area mined through several drifts on an artisanal basis by the Spanish and French in the 1700 and 1800’s. The geology observed at depth correlated well with previously sampled areas at surface (Ref May 2001 News Release).

Sampling consisted of representative, continuous chip sampling over a total of 152 meters in a section perpendicular to the general orientation of the main mineralized porphyritic intrusion, associated endoskarns and stockworked sediments. Copper and zinc sulphide and oxide mineralization was observed throughout the section.

Mr. Keith McCandlish, P. Geol., of Associated Mining Consultants Ltd. (AMCL) was present during sampling to supervise quality assurance /quality control procedures and to ensure the integrity of the samples collected. AMCL has also been retained by Tyler and CDG to complete an independent review and valuation of the property, and to provide a third party assessment of work completed to date.

Throughout the main mineralized intrusion, abundant crusts of secondary copper and zinc carbonate, phosphate and oxide mineralization had developed. Therefore, for the purposes of sampling, adit walls were cleaned along a channel to remove any trace of surface contamination. Sampling was terminated in mineralization at 190 meters due to the partial collapse of the adit.  Further access to complete the sampling across the complete mineralized interval will require substantially more time, equipment and effort.

Samples were taken to the ALS Chemex preparation facility in Hermosillo Mexico and will be forwarded for assay work in Vancouver, Canada. Assay results will be released once received, plotted and interpreted by the Company. This is expected to take a further 4 to 6 weeks.

The program was designed, implemented and supervised in the field by Jean-Pierre Jutras, P. Geol, the Qualified  Person for Tyler Resources Inc. A pictorial presentation illustrating the latest round of work on the Bahuerachi Property as well as further information on previous work and the property itself can be found on Tyler’s website at www. tylerresources.com.

“James Devonshire”

James Devonshire

President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of CDG Investments Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

CDG INVESTMENTS INC.

INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

June 30, 2003

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898

Fax: (403) 266-2606

www.cdginvestments.ca

CDG INVESTMENTS INC.
(Formerly Golden Rule Resources Ltd.)
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

		June 30,	September 30,
		2003	2002

ASSETS
CURRENT
Cash and cash equivalents		$27,584	$24,334
Accounts receivable		62,507	27,393
Prepaids and deposits		11,241	80,291
Demand notes receivable Note 3		24,991	-

		126,323	132,018

EXPLORATION ADVANCES		20,000	-
INVESTMENTS Note 4		2,823,352	2,751,909
RECLAMATION DEPOSIT		45,500	374,000
MINERAL PROPERTIES		1,005,398	968,063
CAPITAL ASSETS		8,213	18,602

		$4,028,786	$4,244,592

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		$177,443	$391,784
WADDY LAKE LIABILITY Note 5		1,154,133	1,154,133
RECLAMATION LIABILITY		46,000	330,000
CONVERTIBLE DEBENTURES Note 6		253,750	-

		1,631,326	1,875,917

SHAREHOLDERS'
EQUITY
CAPITAL STOCK Note 7
Authorized
Unlimited number of shares without nominal or par value
Issued
28,154,081 common shares (Sept,2002 - 28,154,081)		42,644,074	42,644,074
EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 6		40,500	-
CONTRIBUTED SURPLUS		172,594	172,594
DEFICIT		(40,459,708)	(40,447,993)

		2,397,460	2,368,675

		$4,028,786	$4,244,592

Contingent liability Note 5

Approved on behalf of the Board:

"James Devonshire"	Director	"Gregory Smith"	Director

See accompanying notes to the financial statements.

CDG INVESTMENTS INC.
(Formerly Golden Rule Resources Ltd.)
INTERIM CONSOLIDATED
STATEMENTS OF OPERATIONS
AND DEFICIT
(Unaudited-prepared by Management)

	Three months ended June 30,		Nine months ended June 30,
	2003	2002	2003	2002

REVENUE
Interest	$1,562	$1,250	$4,355	$5,919
Recovery of indirect costs and other	3,055	5,218	8,150	14,726

	4,617	6,468	12,505	20,645

EXPENSES
General and administrative	50,727	103,778	244,789	343,622
Debenture interest	7,688	-	16,073	-
Amortization and depreciation	515	2,273	1,988	4,783

	58,930	106,051	262,850	348,405

LOSS FROM OPERATIONS	(54,313)	(99,583)	(250,345)	(327,760)
OTHER
Gain on sale of Jolu Mill	-	-	554,487	-
Reclamation expense	-	-	(46,000)	-
Equity in loss of investees	(38,912)	(25,694)	(183,040)	(73,302)
Gain (loss) on disposal of assets	7,500	-	(7,574)	1,279
Write-down of investments	(26,500)	(262,000)	(79,243)	(262,000)

NET LOSS	(112,225)	(387,277)	(11,715)	(661,783)
DEFICIT, beginning of period	(40,347,483)	(39,731,936)	(40,447,993)	(39,457,430)

DEFICIT, end of period	$(40,459,708)	$(40,119,213)	$(40,459,708)	$(40,119,213)

LOSS PER SHARE
basic and diluted	$(0.00)	$(0.01)	$(0.00)	$(0.02)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
basic and diluted	28,154,081	28,154,081	28,154,081	28,154,081

See accompanying notes to the financial statements.

CDG INVESTMENTS INC.
(Formerly Golden Rule
Resources Ltd.)
INTERIM CONSOLIDATED
STATEMENTS OF CASH
FLOWS
(Unaudited - Prepared by
Management)

	Three months ended June 30,		Nine months ended June 30,
	2003	2002	2003	2002

Increase (decrease) in cash and
cash equivalents:

OPERATING ACTIVITIES
Interest and other income received	4,617	$6,468	$12,505	$20,645
Cash operating expenses	(67,877)	(93,079)	(210,619)	(248,147)

	(63,260)	(86,611)	(198,114)	(227,502)

INVESTING ACTIVITIES
Demand notes receivable	(24,991)	-	(24,991)	-
Exploration advances	(20,000)	-	(20,000)	-
Exploration property additions	-	(19,000)	(37,335)	(39,000)
Purchase of investments and other	-	(340)	-	(32,540)
Proceeds on disposal of investments	-	1,000	1,200	40,367

	(44,991)	(18,340)	(81,126)	(31,173)

FINANCING ACTIVITIES
Debenture proceeds	-	-	287,500	-
Debenture interest paid	-	-	(5,010)	-

	-	-	282,490	-

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(108,251)	(104,951)	3,250	(258,675)

CASH AND CASH EQUIVALENTS:
Beginning of period	135,835	170,735	24,334	324,459

End of period	$27,584	$65,784	$27,584	$65,784

Supplemental information:

The Company did not expend cash on income taxes during the periods ended June 30, 2002 and June 30, 2003

The Company sold the Jolu Mill and equipment during the period ended June 30, 2003 for non-cash consideration as described in note 8 to these interim financial statements.

See accompanying notes to the financial statements.

CDG INVESTMENTS INC.

(Formerly Golden Rule Resources Ltd.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

(Unaudited – prepared by management)

1. Basis of Presentation and Continuance of Operations

The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company adopted a new accounting policy regarding stock-based compensation as described below. These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Continued operations of the company are dependent on the company’s ability to complete equity or debt financings or realize substantial proceeds on the sale of investments in the future. These financial statements have been prepared under the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

2. Accounting Policies

Stock-based compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the “fair value” method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the options at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. Stock options to purchase 600,000 common shares at $0.11 per share to June 4, 2007 were granted during theperiod ended June 30, 2003. The Black-Scholes Option Pricing Model was used to determine that there was no material value associated with the options granted during the period, using a risk-free interest rate of 3.2%, volatility of 319%, nil dividend yield and four year expected life.

3. Demand Notes Receivable

June 30,            September 30,

     2003

      2002

Due from Tyler Resources Inc., bearing interest

             at 10% per annum *

$13,580

$        -

Due from Tyler Resources Inc., bearing interest

      at 12% per annum *

  11,411

          -

$24,991                     $        -

*Related by virtue of certain common officers and directors.

The notes are secured by a floating charge over the assets of Tyler Resources Inc. (Tyler), and by a specific charge over the shares of the Mexican Corporation through which Tyler holds the Tyler/CDG joint venture interests in Mexican mineral properties.

4. Investments

June 30,               September 30,

     2003

      2002

Portfolio investments at cost

          (market value-$2,740,000,Sept30-$2,696,000)

$1,468,775

$1,199,292

Equity-accounted investments

  1,354,577

  1,552,617

                                                                                                        $2,823,352               $2,751,909

CDG INVESTMENTS INC.

(Formerly Golden Rule Resources Ltd.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

(Unaudited – prepared by management)

5. Contingent Liability

A Statement of Claim has been filed against the Company, its 100%-owned subsidiary, Waddy Lake Resources Ltd.,(“Waddy Lake”), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. The disputed $1,154,133 owing has been recorded as a non-current Waddy Lake liability in the consolidated financial statements of the Company both at June 30, 2003 and September 30, 2002. Waddy Lake has no assets to settle this payable and management believes that CDG assets cannot be accessed to settle any part of the liability, hence its exclusion from current liabilities. The Company has a secured debenture in the amount of $4,000,000 plus accrued interest thereon of $3,190,000 due from Waddy Lake that would take priority over any unsecured claims. No estimates have been made for accrued interest or damages as the amount, if any, that may eventually be payable cannot be determined at this time. The Company intends to defend the suit vigorously.

6. Convertible Debentures

On December 16, 2002 the Company closed a $287,500 debenture financing. Directors, or companies over which they have control or direction, subscribed to $212,500 of the debentures. Interest accrues at 6% per annum on the debentures which mature December 17, 2005 and are convertible into units comprised of one common share and one share purchase warrant at $0.10 per unit during the first two years and $0.11 per unit during the third year. The warrants expire two years after conversion of the debenture and may be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise. The debenture is redeemable by the Company after December 17, 2003 provided that stock volumes and price meet specified levels and the stock continues to be listed on a recognized exchange. The debentures are secured by a first floating charge over substantially all of the Company’s assets.

	June 30, 2003	September 30, 2002
Principal amount	$ 287,500	$ -
Accreted Interest	6,750	-
	294,250	-
Less equity component	40,500	-
Liability component	$ 253,750	$ -

The debenture has been segregated into the respective fair values of its debt and equity components on the date of issuance. Over the term of the debenture, the debt component will be accreted to the face value of the debenture by recording additional interest expense.

7. Capital Stock

Stock options and warrants

At June 30, 2003, 3,000,000 share purchase warrants were outstanding exercisable at a price of $0.65 per share to March 14, 2006.

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.

CDG INVESTMENTS INC.

(Formerly Golden Rule Resources Ltd.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

(Unaudited – prepared by management)

7. Capital Stock

Stock options and warrants (continued)

On April 6, 2003 options to purchase 100,000 shares at $0.25 per share and 300,000 shares at $0.11 per share expired. Options to purchase 200,000 shares at $0.86 per share and 135,800 shares at $0.25 per share expired on March 5, 2003. Options to purchase 600,000 common shares at $0.11 per share to June 4, 2007 were granted. The following summarizes options outstanding at June 30, 2003, all of which vested immediately upon granting:

Expiry Date

Number of options

Exercise Price

June 4, 2007

      1,975,000

$  0.11

November 9, 2004

         475,000

$  0.25

      2,450,000

8. Sale of Jolu Mill

Effective February 18, 2003 the Jolu Mill and equipment was sold to a new private corporation owned by Golden Band Resources Inc. and the Company. In consideration for the sale of the mill and equipment , the new corporation will assume the liabilities associated with the mill, past and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total. The mill had previously been written-off on the Company’s books and the equipment had a net book value of $8,400. The value of the current liabilities net of any offsetting current assets that is assumed by the new corporation is $211,000. In addition the new corporation will assume $330,000 of the site restoration liability that was estimated on the Company’s books, and $329,000 of the reclamation deposit will be transferred to the corporation. The closing of the agreement is subject to regulatory approval and the satisfactory transfer of the Jolu assets to the new corporation.

9. Subsequent Event

Subsequent to period-end the Company closed a $262,500 convertible debenture financing. Directors, or companies they control, or for which they act as an officer or director, subscribed to $237,500 of the debentures. The debentures bear interest at 6% per annum, payable semi-annually on March 31 and September 30, are due December 17, 2005 and are secured by a floating charge over substantially all of the assets of the Company. The debentures are convertible into units comprised of one common share and one share purchase warrant at $0.10 per unit until December 18, 2004 and $0.11 per unit during the year ended December 17, 2005. The warrants expire two years after conversion of the debenture and may be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise. The debenture is redeemable by the Company after December 17, 2003 provided that stock volumes and price meet specified levels and the stock continues to be listed on a recognized exchange. The debenture will be separated into its equity and debt components for subsequent disclosure, with $231,000 being attributable to the debt portion of the instrument and $31,500 being attributable to the equity component of the instrument.

Without the written consent of the debenture holders, the Company may not advance monies by way of a loan to any company or conduct exploration activities of any nature, except for its commitment to fund exploration costs relating to the 2003 program on the Bahuerachi property in Mexico.